AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2007

                                   INVESTMENT COMPANY ACT FILE NO. 811-21466


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                  (Name of Issuer and Person Filing Statement)

                Shares of Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           CLIFFORD E. LAI, PRESIDENT
            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                          THREE WORLD FINANCIAL CENTER
                          200 VESEY STREET, 10th FLOOR
                             NEW YORK, NY 10281-1010
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                            CALCULATION OF FILING FEE
   ---------------------------------------------------------------------------

   Transaction Valuation: $130,000,000*       Amount of Filing Fee: $3,991**
   ---------------------------------------------------------------------------

* Calculated as the aggregate maximum purchase price to be paid for (i) 17,038,008 shares in the offer, based upon the net asset value per share ($7.63) on October 31, 2007.

**   Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,565.70
     Form or Registration No.:  Schedule TO
     Filing Party: Hyperion Brookfield Collateralized Securities Fund, Inc. Date Filed: November 6, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                              Introductory Statement

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Hyperion Brookfield Collateralized Securities Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 6,684,141 of the Fund's shares of common stock, par value $0.01 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on November 6, 2007, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, to announce the increase of the number of shares to 17,038,008 that the Fund is offering to purchase.

Item 12.  Exhibits.

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

     (a)(1)(v) Announcement.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Hyperion Brookfield Collateralized
                                            Securities Fund, Inc.

                                            By:  /s/ Clifford E. Lai
                                                  Clifford E. Lai
                                                  President

November 21, 2007

                                  EXHIBIT INDEX

Exhibit

(a)(1)        (v) Announcement.